C/Funds Group, Inc. Mutual Fund Series Email: cfunds@ctrust.com - Internet: www.ctrust.com/cfunds.htm	201 Center Road, Suite 2 Venice, FL 34285 Voice: 941-488-6772 Toll Free: 800-338-9477 Fax: 941-496-4660

October 31, 2006

C/Fund	Today's NAV Per Share: $17.49 Total Assets Held: $3.9 million Percentage Invested In Stocks: 96%
Transactions (Shares Purchased and Sold) Purchased: 1,000 shs Schlumberger LTD Sold: None

C/Growth Stock Fund	Today's NAV Per Share: $13.09 Total Assets Held: $2.1 million Percentage Invested In Stocks: 88%

Transactions (Shares Purchased and Sold)

Purchased: 1,345 shs Encore Wire Cp, 3,015 shs Jack Henry Assoc., 1,600 shs Teledyne Technologies, Inc., 1,635 shs Infosys Technologies, Inc.,285 shs Alliance Data, 205 shs C R Bard, Inc., 670 shs CB Richard Ellis, 695 shs Cicso Systems, 385 shs Edwards Lifesciences Corp, 225 shs Genlyte, 450 shs Hyperion Solution, 185 shs IPSCO Inc, 195 shs Jones Lang LASL, 1,465 shs Oil States Intl, 420 shs Phildelphia Con Hldg, 260 shs Precision Castparts, 855 shs RPC Inc, 645 shs Staples Inc, 290 shs Steel Dynamics, 250 shs Stericycle Inc, 1,720 shs Taiwan Semiconductor ADR, 320 shs Ultra Petroleum Corp, 930 shs Valueclick, Inc., 470 shs W.R.Berkley Corp, 960 shs ITT Educational

Sold: 1,235 shs St Mary's Land & Exploration Co., 2,925 shs J2 Global Comm, 2,070 shs Healthextras Inc, 965 shs Grant Prideco, 2,440 shs Hansen Natural, 1,005 shs NS Group, Inc., 3,950 shs Netease, Inc., 1,560 Shs Endo Pharmaceuticals, 1,125 shs Landstar Systems, 1,505 shs Edwards Lifesciences Corp, 2,205 Encore Wire CP

Return Information as of 10/31/06

Fund	YTD	Before Taxes				After Taxes on Distributions				After Taxes on Distributions and Sale of Fund Shares
10/31/06	10 Months	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception
C/Fund	11.68%	14.45%	6.42%	5.75%	9.19%	14.38%	6.14%	4.25%	7.38%	10.33%	4.55%	5.14%	6.95%
C/Growth Stock Fund	4.46%	8.98%	9.00%	9.17%	8.58%	5.95%	7.83%	7.18%	7.09%	9.19%	6.94%	7.89%	6.88%

NOTE: Performance data quoted represents past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Year to date return is actual and all others are annualized returns.

Announcements

Fund Information Available on NASDAQ

You can now view NAV information on line through financial information providers such as Yahoo Finance. The ticker symbols are CFUNX for the C/Fund and CGROX for C/Growth Stock Fund.

C/Funds on the Internet!

C/Funds information like daily Net Asset Values, current and previous newsletters, Annual Reports, and the Prospectus are now available via the World Wide Web. Point your favorite browser to http://www.ctrust.com and follow the C/Funds link for current information or the Library link for archives and larger documents.

You can also reach us by electronic mail at cfunds@ctrust.com.

C/Funds Offers Automatic Investing!

Free electronic transfers between your personal checking account and your C/Funds Group account enables you to invest conveniently without mailing checks. For more information please call us at (800) 338-9477 or 488-6772.

Get More Information

For more complete information about C/Funds Group, Inc., including expenses, review our Prospectus which is available at our web site as described above at "C/FUNDS on the Internet," by writing to us at the address shown on this newsletter, or by calling (800) 338-9477 or (941)-488-6772. Read the Prospectus carefully before you invest or forward funds.